May 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acacia Communications, Inc.

Registration Statement on Form S-1

File No. 333-208680

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Acacia Communications, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:30 pm EST on May 12, 2016, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between May 2, 2016 and the date hereof, we have distributed approximately 3,500 copies of the preliminary prospectus dated May 2, 2016 to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN, SACHS & CO. As Representatives of the Several Underwriters By: GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED As Representatives of the Several Underwriters By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Gary Kirkham
Name: Gary Kirkham Title: Managing Director

DEUTSCHE BANK SECURITIES INC. As Representatives of the Several Underwriters By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman Title: Managing Director

By:	/s/ Francis Windels
Name: Francis Windels Title: Managing Director